[Graphic omitted] Ahold
                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications




                                                  Date: March 3, 2004
                                  For more information: +31 75 659 57 20



Ahold divests Thai operation, withdrawal from Asia completed

Zaandam, The Netherlands, March 3, 2004 -- Ahold today announced it has reached agreement on the sale of its stake in CRC.Ahold, operating in Thailand, to its partner, the Central Group. The divestment, which is effective immediately, is the final step in the overall sale of Ahold's Asian operations. The transaction sum was not disclosed.

Currently, CRC.Ahold Co. Ltd. operates 47 stores and has a wholesale business delivering to some 300 convenience stores in Thailand with unaudited aggregate 2003 sales of approximately EUR 312 million. Ahold employs about 6,000 people in Thailand.

The Central Group is one of Thailand's largest private corporations. Central Group consists of six main divisions: retail, hotels, property, wholesale, manufacturing and food franchises.

"Ahold has finalized its withdrawal from Asia with the divestment of its Thai operation," said Theo de Raad, Ahold Corporate Executive Board member responsible for Latin America and Asia, commenting on the agreement. "We have every confidence that all our stakeholders, including customers, associates and suppliers, will continue to flourish under new ownership."

The divestment of Ahold's activities in Asia is part of Ahold's strategy to optimize its portfolio and to strengthen its financial position by reducing debt. In 2003, Ahold already completed the sale of its Indonesian and Malaysian operations.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statement, which only speaks as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to this forward-looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com